

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 2, 2008

VIA U.S. MAIL AND FAX (512) 439 - 8303

Mr. Ross A. Goolsby
Chief Financial Officer
Heathtronics, Inc.
1301 Capitol of Texas Highway, Suite B-200
Austin, Texas 78746

> **Re:** **Healthtronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-30406**

Dear Mr. Goolsby:

We have reviewed your letter dated December 17, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note C. Goodwill and Other Intangible Assets, page A-17

1.   Please refer to prior comment 3. Your response did not tell us, as previously requested, the significant assumptions used to calculate the fair values for your reporting units. Please tell us and disclose in future filings the significant assumptions underlying these calculations.

2.   In this regard, please tell us about the assumptions you used to project cash flows and to estimate the timing of cash flows. Also explain to us the number of years that you used to project the cash flows and the discount rate that you used in your calculation. Since you used perpetual growth rates and future terminal values, please tell us what perpetual growth rates and future terminal values you used.

3.   Also explain to us whether you applied a premium or a discount. If you applied a premium or discount, then please explain to us about the type of premium or discount you applied, the percentage of the premium or discount and why you used the premium or discount.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding the comments and related matters. You may also contact Martin James; Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant